NORTH BAY RESOURCES INC
2120 Bethel Road
Lansdale, PA 19446

November 13, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

RE: Form S-1
Request for Withdrawal of Registration Statement
Filed on October 14, 2014
Commission File No. 333-199289

Ladies and Gentlemen:

As a replacement for the Request for Withdrawal filed with the Commission on November 12, 2014, and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, North Bay Resources Inc., a Delaware corporation ("the Company") hereby requests the withdrawal of its Registration Statement on Form S-1, filed on October 14, 2014 (File No. 333-199289) together with all exhibits thereto, (collectively, the "Registration Statement"), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not become effective.

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Perry Leopold, Chief Executive Officer at the above-mentioned address, facsimile number (215) 661-8959, with a copy to Gregory Sichenzia, Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor, New York, NY 10006, facsimile number (212) 930-9725.

If you have any questions with respect to this matter, please contact Gregory Sichenzia of Sichenzia Ross Friedman Ference LLP at (212) 930-9700 ext. 207.

Sincerely,
North Bay Resources Inc.

By: /s/ Perry Leopold
Perry Leopold
Chief Executive Officer